Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110038

Prospectus Supplement No. 3
To Prospectus dated January 6, 2004

FISHER SCIENTIFIC INTERNATIONAL INC.

2.50% Convertible Senior Notes due October 1, 2023
and
Shares of Common Stock Issuable Upon Conversion of the Notes

     This document supplements our prospectus dated January 6, 2004 (the “prospectus”) relating to $300,000,000 aggregate principal amount of our 2.50% convertible senior notes due October 1, 2023 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers together with this prospectus supplement and any other prospectus supplement. The information in the following table supplements the information under the captions “Selling Securityholders” in the prospectus.

SELLING SECURITYHOLDERS

	Aggregate Principal
	Amount of Notes		Number of Shares of	Percentage of
	Beneficially	Percentage of Notes	Common Stock That	Common Stock
Selling Securityholder	Owned and Offered	Outstanding	May Be Sold(1)	Outstanding (2)(3)

Arkansas PERS	$1,840,000	*	38,766	*
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund	995,000	*	20,963	*
Subtotal:	$2,835,000	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes into shares of common stock at a conversion rate of 21.0686 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described in the prospectus under “Description of Notes — Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Excludes shares of common stock that may be issued by us upon the repurchase of the notes, and excludes fractional shares. Holders will receive cash instead of any fractional share amount resulting from conversion of the notes, as described in the prospectus under “Description of Notes — Conversion of Notes.”

(2)	Calculated based on 62,955,438 shares of common stock outstanding as of December 30, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     Investing in the notes and the common stock issuable upon their conversion involves certain risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is February 27, 2004.

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